Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FISCAL YEAR 2023 THIRD QUARTER RESULTS

Highlights

•	Revenues of $2,709 million, up 71% compared to the same period last year, a record performance for a single quarter in the Company’s history;

•	Normalized EBITDA [1] of $488 million, up 94% compared to the same period last year;

•	Retail sales up for Powersports products by 43% compared to the same period last year, and market share gains for SSV in North America;

•

Normalized diluted EPS [1][2] of $3.64, an increase of $2.16 per share or 146% and a record performance for a single quarter, and diluted EPS of $1.76, an increase of $0.23 per share, or 15%, compared to the same period last year;

•	Acquisition of 80% of the outstanding shares of Pinion GmbH, and the purchase of substantially all the assets related to the powersports business of Kongsberg Automotive ASA in Quebec, and

•

Increasing full-year guidance for Revenues, Normalized EBITDA [1] and Normalized EPS – diluted [1] upward by $0.35, now ranging from $11.65 to $12.00 representing a growth of 17% to 21% compared to Fiscal 2022.

Valcourt, Quebec, November 30, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and nine-month periods ended October 31, 2022. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR and EDGAR, as well as in the section Quarterly Reports of BRP’s website.

“BRP delivered record fiscal 2023 third quarter results, well ahead of expectations, driven by our team’s solid execution and our operational discipline. Our strong product line-ups, additional production capacity and proactive approach to navigating supply chain challenges with the support of our suppliers and dealers were key factors in achieving exceptional retail growth of 43% for powersports in North America,” said José Boisjoli, President and CEO, BRP.

“Given these strong results and the visibility we have on deliveries for the rest of the year, we are increasing our full-year guidance with an expected Normalized EPS of $11.65 to $12.00. Looking ahead, we are in a strong position to sustain our growth thanks to our industry-leading brands, relentless innovation, proven performance and quality products,” concluded Mr. Boisjoli.

[1]	See “Non-IFRS Measures” section of this press release
[2]	Earnings per share is defined as “EPS”

Financial Highlights	Three-month periods ended		Nine-month periods ended

(in millions of Canadian dollars, except per share data and margin)	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021

Revenues	$2,709.3	$1,588.0	$6,957.1	$5,300.4

Gross Profit	654.7	410.6	1,711.8	1,522.7

Gross Profit (%)	24.2%	25.9%	24.6%	28.7%

Normalized EBITDA [1]	487.9	251.7	1,178.3	1,045.7

Net income	141.6	127.7	500.3	585.0

Normalized net income [1]	292.5	123.7	667.5	595.2

Earnings per share – diluted [2]	1.76	1.53	6.15	6.81

Normalized earnings per share – diluted [1]	3.64	1.48	8.21	6.93

Weighted average number of shares – diluted	80,253,434	83,525,890	81,137,287	85,791,361

FISCAL YEAR 2023 UPDATED GUIDANCE & OUTLOOK

The FY23 guidance has been updated as follows:

Financial Metric	FY22	FY23 Guidance[5] vs FY22

Revenues		(vs. Previous Guidance)

Year-Round Products	$3,467.5	Up 36% to 41% (previously “Up 33% to 38%”)

Seasonal Products	2,524.1	Up 26% to 29% (previously “Up 24% to 29%”)

Powersports PA&A and OEM Engines	1,143.5	Up 17% to 22%

Marine	512.8	Flat to up 5% (previously “Up 12% to 17%”)

Total Company Revenues	7,647.9	Up 27% to 32% (previously “Up 26% to 31%”)

Normalized EBITDA [3]	1,462.1	Up 15% to 18% (previously “Up 14% to 17%”)

Effective Tax Rate [3][4]	25.4%	25.0% to 25.5% (previously “26.0% to 26.5%”)

Normalized Earnings per Share – Diluted [3]	$9.92	Up 17% to 21% ($11.65 to $12.00) (previously $11.30 to $11.65)

Net income	794.6	~$780M to $810M

Other assumptions for FY23 Guidance

• Depreciation Expenses:	~$305M (previously ~$320M)
• Net Financing Costs Adjusted:	~$110M (previously ~$100M)
• Weighted average number of shares – diluted:	~81.5M shares
• Capital Expenditures:	~$675M to $700M

[1] See “Non-IFRS Measures” section of this press release

[2] Earnings per share is defined as “EPS”

[3] See “Non-IFRS Measures” section of this press release

[4] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[5] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2023 guidance.

THIRD QUARTER RESULTS

Despite the pressure on the global supply chain network, and the recent cybersecurity incident, the Company increased revenues during the third quarter of Fiscal 2023, notably by increasing its production output and the conversion rate of substantially completed units available for retail. The increase in revenues for the three and nine-month periods this fiscal year compared to Fiscal 2022 is explained by the strong consumer demand and supported by the additional available capacity, such as the new Juarez 3 facility dedicated to SSV production. However, the deliveries of PWC and 3WV in the quarter occurred after the peak in the retail season and drove an increase in the dealer network inventory at the end of the third quarter.

Revenues

Revenues increased by $1,121.3 million, or 70.6%, to $2,709.3 million for the three-month period ended October 31, 2022, compared to $1,588.0 million for the corresponding period ended October 31, 2021. The increase in revenue was primarily due to a higher wholesale volume of SSV, PWC, 3WV and snowmobile sold and the introduction of the Sea-Doo pontoon. The increase includes a favourable foreign exchange rate variation of $51 million.

•

Year-Round Products [6] (47% of Q3-23 revenues): Revenues from Year-Round Products increased by $543.5 million, or 73.8%, to $1,279.8 million for the three-month period ended October 31, 2022, compared to $736.3 million for the corresponding period ended October 31, 2021. The increase in revenues was due to a high volume of SSV and 3WV sold. The higher volume of SSV sold was due to added capacity and improved supply chain. The increase in 3WV volume was the result of the late shipment of model year 2022 which are usually delivered during the second quarter. The increase includes a favourable foreign exchange rate variation of $47 million.

•

Seasonal Products [6] (38% of Q3-23 revenues): Revenues from Seasonal Products increased by $583.6 million, or 133.5%, to $1,020.9 million for the three-month period ended October 31, 2022, compared to $437.3 million for the corresponding period ended October 31, 2021. The increase in revenues was primarily attributable to a higher volume of PWC sold due to late shipment of model year 2022 which are usually delivered during the second quarter. The increase was also attributable to a higher volume of snowmobiles sold and the introduction of the Sea-Doo pontoon.

•

Powersports PA&A and OEM Engines [6] (11% of Q3-23 revenues): Revenues from Powersports PA&A and OEM Engines increased by $14.1 million, or 5.0%, to $298.0 million for the three-month period ended October 31, 2022, compared to $283.9 million for the corresponding period ended October 31, 2021. The increase in revenues was driven by favourable pricing and the introduction of the Sea-Doo pontoon.

•

Marine [6] (4% of Q3-23 revenues): Revenues from the Marine segment decreased by $17.5 million, or 12.8%, to $118.8 million for the three-month period ended October 31, 2022, compared to $136.3 million for the corresponding period ended October 31, 2021. The decrease in revenues was primarily due to a lower volume of boats sold due to supply chain disruptions and the cybersecurity incident which delayed the new product introductions, partially offset by favourable pricing and a favourable mix of boats sold. The decrease includes a favourable foreign exchange rate variation of $2 million.

[6]	The inter-segment transactions are included in the analysis.

North American Retail Sales

The Company’s North American retail sales for powersports products increased by 43% [7] for the three-month period ended October 31, 2022 compared to the three-month period ended October 31, 2021. The increase was mainly attributable to PWC and SSV.

•

Year-Round Products: retail sales increased on a percentage basis in the high-twenties range compared to the three-month period ended October 31, 2021. In comparison, the Year-Round Products industry recorded an increase on a percentage basis in the low single-digits over the same period.

•

Seasonal Products: retail sales increased on a percentage basis in the high-seventies range compared to the three-month period ended October 31, 2021. In comparison, the Seasonal Products industry increased on a percentage basis in the low-teens range over the same period while the Company increased on a percentage basis in the low-sixties range when excluding pontoons.

•	Marine: retail sales for Marine products decreased by 47% compared to the three-month period ended October 31, 2021 as a result of lower product availability.

Gross profit

Gross profit increased by $244.1 million, or 59.4%, to $654.7 million for the three-month period ended October 31, 2022, compared to $410.6 million for the corresponding period ended October 31, 2021. Gross profit margin percentage decreased by 170 basis points to 24.2% from 25.9% for the three-month period ended October 31, 2021. The increase in gross profit was primarily due to the favourable volume of SSV and PWC sold and a favourable pricing across all product lines. The decrease in gross profit margin percentage was attributable to higher logistics, commodities and labour costs due to inefficiencies related to supply chain disruptions, idle costs related to the cybersecurity incident and higher sales programs resulting from historical low levels in Fiscal 2022. The decrease was partially offset by higher volume and favourable pricing. The increase in gross profit includes a favourable foreign exchange rate variation of $29 million.

Operating expenses

Operating expenses increased by $44.8 million, or 19.9%, to $269.9 million for the three-month period ended October 31, 2022, compared to $225.1 million for the three-month period ended October 31, 2021. The increase in operating expenses was mainly attributable to an increase in selling and marketing and research & development expenses to support future growth and also from continued product investments and higher general and administrative expenses mainly for the modernization of the Company’s software infrastructure to support future growth.

Normalized EBITDA [8]

Normalized EBITDA [8] increased by $236.2 million, or 93.8%, to $487.9 million for the three-month period ended October 31, 2022, compared to $251.7 million for the three-month period ended October 31, 2021. The increase was primarily due to higher gross profit partially offset by higher operating expenses.

Net Income

Net income increased by $13.9 million to $141.6 million for the three-month period ended October 31, 2022, compared to the $127.7 million for the three-month period ended October 31, 2021. The increase was primarily due to a higher operating income, partially offset by an unfavourable foreign exchange rate variation impact on the U.S. denominated long-term debt.

[7]	Including Sea-Doo pontoons.
[8]	See “Non-IFRS Measures” section of the press release.

NINE-MONTH PERIOD ENDED OCTOBER 31, 2022

Revenues

Revenues increased by $1,656.7 million, or 31.3%, to $6,957.1 million for the nine-month period ended October 31, 2022, compared to $5,300.4 million for the corresponding period ended October 31, 2021. The increase in revenue was primarily due to a higher volume of SSV, snowmobile, 3WV and PWC sold, the introduction of Sea-Doo pontoons and favourable pricing across all product lines. The increase includes a favourable foreign exchange rate variation of $34 million.

Normalized EBITDA [9]

Normalized EBITDA [9] increased by $132.6 million, or 12.7%, to $1,178.3 million for the nine-month period ended October 31, 2022, compared to $1,045.7 million for the nine-month period ended October 31, 2021. The increase was primarily due to higher gross profit, partially offset by higher operating expenses.

Net Income

Net income decreased by $84.7 million to $500.3 million for the nine-month period ended October 31, 2022, compared to $585.0 million for the nine-month period ended October 31, 2021. The decrease in net income was primarily due to the unfavourable impact of the foreign exchange rate variation on the U.S. denominated long-term debt, partially offset by a higher operating income and lower net financing costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totaling $342.3 million for the nine-month period ended October 31, 2022 compared to $61.2 million for the nine-month period ended October 31, 2021. The increase was mainly due to favourable changes in working capital, primarily driven by higher provisions.

The Company invested $397 million of its liquidity in capital expenditures to add production capacity and modernize the Company’s software infrastructure to support future growth and $209 million in business combinations. The Company also returned $344 million to its shareholders through quarterly dividend payouts and its share repurchase programs.

Dividend

On November 29, 2022, the Company’s Board of Directors declared a quarterly dividend of $0.16 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on January 13, 2023 to shareholders of record at the close of business on December 30, 2022.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. EST, BRP Inc. will host a conference call and webcast to discuss its FY23 third quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 42690816), please dial 1 (888) 396-8049 (toll-free in North America). Click here for International numbers.

The Company’s third quarter FY23 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

[9]	See “Non-IFRS Measures” section of the press release.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our Fiscal Year 2023, including financial guidance and outlook and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), the Company’s ability to convert new entrants into life-long customers, statements relating to the anticipated additional production capacity, statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, statements relating to the impact that the cybersecurity incident will have on its systems and operations, the Company’s ability to mitigate financial consequences due to the cybersecurity incident, and its lack of impact on its financial year-end guidance updated on November 30, 2022, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form dated March 24, 2022: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; unfavourable weather conditions and climate change more generally; any failure of information technology systems or security breach; the Company’s international sales and operations; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Inc., 4338618 Canada Inc. and Bain Capital Integral Investors II, L.P.; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this MD&A, including the following: reasonable industry growth ranging from slightly down to up high-single digits, that is based on the assumption that the supply chain disruptions do not worsen; market share that will remain constant or moderately increase; stable global and North American economic conditions, a limited impact from the military hostilities in Ukraine and the ongoing global health crisis; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated from strong demand, supply shortages and high energy prices, and is expected to gradually decline as central banks gradually increase interest rates; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins, will remain at current levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; the cybersecurity incident and its consequences will be adequately contained and will have limited impact on the planned wholesale; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and current economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

Assist management and investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities.

Other elements, such as restructuring, cybersecurity incident and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income adjusted of normalized elements and related tax effect	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense
Normalized earnings per share – basic & diluted	Calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses the aforementioned non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the table below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following tables present the reconciliation of Non-IFRS measures compared to respective IFRS measures:

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021

Net income	$141.6	$127.7	$500.3	$585.0

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	133.0	(10.4)	149.0	(61.7)
Cybersecurity incident costs [2]	23.3	—	23.3	—
(Gain) loss on NCIB	—	—	(1.8)	21.3
Depreciation of intangible assets related to business combinations	1.5	1.0	3.6	3.1
Transaction costs and other related expenses [3]	2.1	—	2.1	5.8
Evinrude outboard engine wind-down [4]	—	(0.7)	—	1.7
Restructuring and related costs [5]	0.8	—	0.8	(0.1)
Transaction costs on long-term debt [6]	—	—	—	44.3
Other elements	—	0.1	1.1	2.9
Income tax adjustment [1] [7]	(9.8)	6.0	(10.9)	(7.1)
Normalized net income [1]	292.5	123.7	667.5	595.2
Normalized income tax expense	87.6	45.9	219.4	210.0
Financing costs adjusted	33.3	16.4	77.4	49.4
Financing income adjusted	(0.3)	(0.7)	(2.8)	(3.5)
Depreciation expense adjusted	74.8	66.4	216.8	194.6
Normalized EBITDA [1]	$487.9	$251.7	$1,178.3	$1,045.7

[1]	See “Non-IFRS Measures” section.

[2]	During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc.

[3]	Costs related to business combinations.

[4]	The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[5]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[6]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

[7]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized, adjustment related to the impact of foreign currency translation from Mexican operations, as well as the unrecognized tax benefits related to Evinrude outboard engine wind-down in Fiscal 2021.

	Three-month periods ended		Nine-month periods ended

(millions of Canadian dollars, except per share data)	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Depreciation expense reconciliation
Depreciation expense	$76.3	$67.4	$220.4	$199.1
Depreciation of intangible assets related to business combinations	1.5	1.0	3.6	3.1
Evinrude outboard engine wind-down [2]	—	—	—	1.4

Depreciation expense adjusted	$74.8	$66.4	$216.8	$194.6

Income tax expense reconciliation
Income tax expense	$77.8	$51.9	$208.5	$202.9

Income tax adjustment [3]	(9.8)	6.0	(10.9)	(7.1)

Normalized income tax expense [1]	$87.6	$45.9	$219.4	$210.0

Financing costs reconciliation

Financing costs	$33.1	$16.5	$77.4	$114.9

Transaction costs on long-term debt [4]	—	—	—	44.3

Loss on NCIB	—	—	—	21.3

Other	(0.2)	0.1	—	(0.1)

Financing costs adjusted	$33.3	$16.4	$77.4	$49.4

Financing income reconciliation

Financing income	$(0.3)	$(0.7)	$(4.6)	$(3.5)

Gain on NCIB	—	—	(1.8)	—

Financing income adjusted	$(0.3)	$(0.7)	$(2.8)	$(3.5)

Normalized EPS - basic [1] calculation

Normalized net income [1]	$292.5	$123.7	$667.5	$595.2

Non-controlling interests	0.4	0.1	1.7	0.5

Weighted average number of shares - basic	78,735,106	81,168,487	79,573,969	83,312,905

Normalized EPS - basic [1]	$3.71	$1.52	$8.37	$7.14

Normalized EPS - diluted [1] calculation

Normalized net income [1]	$292.5	$123.7	$667.5	$595.2

Non-controlling interests	0.4	0.1	1.7	0.5

Weighted average number of shares - Diluted	80,253,434	83,525,890	81,137,287	85,791,361

Normalized EPS - diluted [1]	$3.64	$1.48	$8.21	$6.93

[1]	See “Non-IFRS Measures” section.

[2]	During Fiscal 2022, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized, adjustment related to the impact of foreign currency translation from Mexican operations, as well as the unrecognized tax benefits related to Evinrude outboard engine wind-down in Fiscal 2021.

[4]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com